UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                         Paul-Son Gaming Corporation
------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock par value $0.01
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                       (Title of Class of Securities)

                               703578 10 4
                    -------------------------------
                             (CUSIP Number)


 Eric P. Endy, 1700 Industrial Road, Las Vegas, Nevada 89102   (702) 384-2425
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                             November 13, 1998
------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule  13d-1(b)  (3)  or  (4),  check  the   following  box   [ ].

NOTE:   Schedules  filed  in  paper format shall include a signed
original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 SEC 1746 (12-91)

                          SCHEDULE 13D

CUSIP NO.  703578 10 4                          PAGE 2 OF 9 PAGES

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Paul S. Endy, Jr.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
     N/A

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

     N/A
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     N/A
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

              7   SOLE VOTING POWER

                    1,760,205           See Items 4 and 5
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY            18,000             See Items 4 and 5
   EACH
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH             1,760,205           See Items 4 and 5

             10   SHARED DISPOSITIVE POWER

                    18,000              See Items 4 and 5

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,778,205

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.7%

14  TYPE OF REPORTING PERSON*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.  703578 10 4                       PAGE 3 OF 9 PAGES


 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     The Paul S. Endy, Jr. Living Trust, Eric P. Endy Trustee
     ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
     N/A

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

     N/A

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     N/A

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

              7   SOLE VOTING POWER

                    1,660,205
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY            0
   EACH
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH             1,660,205

             10   SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,660,205

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

     N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.8%

14  TYPE OF REPORTING PERSON*

     OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP NO.  703578 10 4                       PAGE 4 OF 9 PAGES

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Eric P. Endy

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
     N/A

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

     N/A

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

     N/A

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

              7   SOLE VOTING POWER

                    1,945,760
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY           6,000
   EACH
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH             1,945,760

             10   SHARED DISPOSITIVE POWER

                    6,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,951,760

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]

     N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5%

14  TYPE OF REPORTING PERSON*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

      Common stock, par value $0.01 ("Common Stock"), of Paul-Son
Gaming Corporation, a Nevada corporation (the "Issuer"), located at 1700 Industrial Road, Las Vegas, Nevada 89102.

ITEM 2.   IDENTITY AND BACKGROUND.

     1.   (a)  Paul S. Endy, Jr. ("Paul Endy")

          (b)  1700 Industrial Road
               Las Vegas, Nevada  89102

          (c)  Chairman  of the Board and  the  Chief
               Executive Officer of the Issuer.

          (d)  During  the  last  five  years, Paul  Endy has not
               been   convicted   in   any   criminal proceedings
               (excluding   traffic    violations    or   similar
               misdemeanors).

          (e) During the last five years, Paul Endy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state Securities laws or finding any violation with respect to such laws.

          (f) Paul Endy is a citizen of the United States of America.

     2.   (a)  The Paul S. Endy, Jr. Living Trust (the "Endy
               Trust")

          (b)  1700 Industrial Road
               Las Vegas, Nevada  89102

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

          (f) The Endy Trust is domiciled in the United States of America.

     3.   (a)  Eric P. Endy ("Eric Endy")

          (b)  1700 Industrial Road
               Las Vegas, Nevada  89102

          (c)  President and Director of the Issuer

          (d)  During  the  last  five  years, Eric  Endy has not
               been  convicted   in   any   criminal  proceedings
               (excluding    traffic   violations   or    similar
               misdemeanors).

          (e) During the last five years, Eric Endy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Eric Endy is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

      On  November 13, 1998, due to the health condition of  Paul
Endy, Eric Endy became successor trustee of the Endy Trust, the owner of 1,660,205 shares of Common Stock. On November 12, 1998,
Eric Endy was appointed temporary guardian of Paul Endy.

ITEM 5.   INTERESTS IN THE SECURITIES OF THE ISSUER.

     PAUL ENDY

     1.  (a)   On  the date hereof, Paul Endy holds  a beneficial
               interest in a total of 1,778,205 shares of  Common
               Stock,  including:  (i)  1,660,205   shares as the
               sole   beneficiary  under  the   Endy  Trust; (ii)
               100,000   shares   subject   to   a   vested   and
               unexercised   option  (the  "Endy  Option");   and
               (iii)  18,000  shares held as  co-trustee  of  the
               Daren  Chang Trust, the Nevin Chao Trust, and  the
               Celine  Chin  Trust (collectively, the "Children's
               Trusts").  The Common Stock beneficially owned  by
               Paul  Endy  constitutes  approximately  49.7%   of
               Common   Stock  issued  and  outstanding   as   of
               November 17, 1998.

         (b) Paul Endy, subject to his recovery from his medical condition, would have the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of, all shares beneficially owned by him, with the exception of the shares held in the Children's Trusts.

         (c)   See Item 4 above.

         (d)   Not applicable.

         (e)   Not applicable.

     THE ENDY TRUST

     2.  (a)   On  the date hereof, the Endy Trust holds a direct
               beneficial interest in 1,660,205  shares of Common
               Stock, or approximately 47.8% of Common Stock issued and outstanding as of November 17, 1998.

         (b) The Endy Trust, through its trustee, has the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of all shares beneficially owned by it.

         (c)   See Item 4 above.

         (d)   Not applicable.

         (e)   Not applicable.

     ERIC ENDY

     3.  (a)   On the date hereof,  Eric Endy holds  a beneficial
               interest in a total of 1,951,760 shares of  Common
               Stock,  including:   (i)   113,555    shares  held
               directly;   (ii)   72,000   shares  subject  to  a
               vested  and  unexercised option;  (iii)  1,660,205
               shares   held  as  trustee  of  the  Endy   Trust;
               (iv)  100,000  shares subject to the Endy  Option;
               (v) 18,000 shares held as co-trustee of the Children's Trusts; and (vi) 6,000 shares held by Eric Endy's spouse. The Common Stock beneficially owned by Eric Endy constitutes approximately 53.5% of Common Stock issued and outstanding as of November 17, 1998.

         (b) Eric Endy has the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of, all shares beneficially owned by him, with the exception of 6,000 shares held by Eric Endy's spouse.

         (c)   See Item 4 above.

         (d)   Not applicable.

         (e)   Not applicable.

ITEM 6.   CONTRACTS,     ARRANGEMENTS,    UNDERSTANDINGS   OR
          RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE
          ISSUER.

     PAUL ENDY

          Paul Endy granted options to purchase an aggregate of 410,000 shares of Common Stock owned by the Endy Trust, subject to certain conditions, to: Vincenti
          Castro (5,000 shares); Ron Coiro (100,000 shares); Charles Endy (100,000 shares); Francisco Moreno (10,000 shares); Griselda Valenzuela (10,000 shares); and Martin Winick (185,000 shares).

     THE ENDY TRUST

               See Items 3, 4, 5 and 6 above.

     ERIC ENDY

               See Items 3, 4, 5 and 6 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          Dated this 24th day of November, 1998.


                         Paul S. Endy, Jr.


                         By:   /s/ Eric P. Endy
                             ------------------------------------
                               ERIC P. ENDY
                               GUARDIAN OF THE ESTATE OF  PAUL  S.
                               ENDY, JR.


                         The Paul S. Endy, Jr. Living Trust


                         By:   /s/ Eric P. Endy
                             ------------------------------------
                               ERIC P. ENDY
                               TRUSTEE


                         /s/ Eric P. Endy
                         ----------------------------------------
                         ERIC P. ENDY